

July 19, 2006

<u>via U.S. mail and facsimile</u>

George Colony
Chief Executive Officer
Forrester Research, Inc.
400 Technology Square

      RE: **Forrester Research, Inc**
              Form 10- K for the Fiscal Year Ended December 31, 2005
              Form 10-Q for the Fiscal Quarter Ended March 31, 2006
              File No. 0-21433

Dear Mr. Colony:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                     Sincerely,

                     Nili Shah
                     Accounting Branch Chief